BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

June 28, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

	Re:	Pioneer Series Trust X
		Registration Statement on Form N-1A
		(File Nos. 333-89354; 811-21108)

Ladies and Gentlemen:

	This letter is to respond to comments we received on May 29, 2012 from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A for Pioneer Series Trust X (the "Registrant") relating to Pioneer Multi-Asset Ultrashort Income Fund (formerly, Pioneer Multi-Asset Floating Rate Fund) (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

A. General Comment

1. Comment: The Staff asked that the Registrant provide a letter to the Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

   Response: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

B. Fees and Expenses of the Fund

1. 	Comment: The Staff requested that the Registrant file the new
Expense Limit Agreement with respect to the Fund referenced in Footnote 1 to the Fee Table as an exhibit to the Post-Effective Amendment to the Registrant's Registration Statement relating to the Fund.

   	Response: The Registrant will file the new Expense Limit Agreement with respect to the Fund referenced in Footnote 1 to the Fee Table as an exhibit to Post-Effective Amendment No. 20 to the Registrant's Registration Statement relating to the Fund.

2. 	Comment: The Staff requested that the Registrant confirm in its response that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in Footnote 1 to the Fee Table.

   	Response: The Registrant confirms that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in Footnote 1 to the Fee Table.

3. 	Comment: The Staff noted that no separate line item for Acquired Fund
Fees and Expenses was included in the Fee Table and requested that the Registrant confirm that it will include a separate line item for Acquired Fund Fees and Expenses in the Fee Table if the Fund invests in other investment companies, including exchange-traded funds, to the extent that such investments represent 0.01% or more of the Fund's expenses.

   	Response: The Registrant confirms that it will include a separate line item for Acquired Fund Fees and Expenses in the Fee Table if the Fund invests in other investment companies, including exchange-traded funds, to the extent that such investments represent 0.01% or more of the Fund's expenses.

C. Principal Investment Strategies and Risks

1.	Comment: The Staff requested that the Registrant confirm that its revisions to the disclosure regarding the Fund's principal investment strategies take into consideration the comments provided by the Staff to Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A for the Registrant, filed on February 1, 2011 in connection with the initial registration of the Fund.

	Response: The Registrant confirms that its revisions to the disclosure regarding the Fund's principal investment strategies take into consideration the comments provided by the Staff to Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A for the Registrant.

2.	Comment: The Staff noted that to the extent that the Fund invests in exchange-traded funds and other investment companies to satisfy the requirement that the Fund invest at least 80% of its net assets in floating rate instruments of U.S. and non-U.S. issuers, such other funds must have investment strategies that are consistent with the Fund's 80% requirement.

	Response: The Registrant acknowledges that to the extent that the Fund invests in exchange-traded funds and other investment companies to satisfy the requirement that the Fund invest at least 80% of its net assets in floating rate instruments of U.S. and non-U.S. issuers, such other funds must have investment strategies that are consistent with the Fund's 80% requirement.

3. 	Comment: The Staff requested that the Registrant revise the summary risk disclosure regarding investments in zero coupon securities and payment-in-kind securities on page 10 of the prospectus to make the disclosure more "plain English." For example, the Staff suggested that the Registrant replace the reference to "imputed income" with disclosure similar to the expanded risk disclosure on page 33 of the prospectus.

	Response: The Registrant has revised the summary risk disclosure regarding investments in zero coupon securities and payment-in-kind securities to address the Staff's comment.

4.	Comment: The Staff requested that the Registrant revise the summary risk disclosure regarding non-U.S. investments on page 7 of the prospectus to address risks of investing in emerging markets, and suggested that the Registrant add disclosure indicating that with respect to investments in emerging markets, such risks of investing in non-U.S. investments may be more pronounced.

	Response: The Registrant respectfully notes that the summary risk disclosure regarding non-U.S. investments on page 7 of the prospectus currently states that the risks of investing in non-U.S. issuers "are more pronounced for issuers in emerging markets or to the extent that the fund invests significantly in one region or country," and that no change to the disclosure is required.

5.	Comment: The Staff requested that the Registrant confirm that it considered whether to revise or expand the disclosure regarding the Fund's principal risks in connection with its revisions to the disclosure regarding the Fund's principal investment strategies.

	Response: The Registrant confirms that it has revised and expanded the disclosure regarding the Fund's principal risks in connection with its revisions to the disclosure regarding the Fund's principal investment strategies.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
---------------------
Jeremy Kantrowitz


cc:	Terrence J. Cullen
	Christopher J. Kelley
	Roger P. Joseph
	Toby R. Serkin